SEC FILE NUMBER: 000-13200

CUSIP NUMBER: 04638F108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: August 3, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

AstroNova, Inc.

Full name of Registrant

Not Applicable

Former Name if Applicable

600 East Greenwich Avenue

Address of Principal Executive Office (Street and Number)

West Warwick, RI 02893

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

AstroNova, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2024 (the “Quarterly Report”) within the prescribed time period because the Company requires additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Quarterly Report. The Company’s acquisition of a private company, MTEX New Solution, S.A. (“MTEX”), during the six months ended August 3, 2024, has required additional time to review the transaction and to ensure accurate accounting, reporting and disclosure. The Company anticipates that it will file the Quarterly Report no later than the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Thomas D. DeByle	(401)	828-4000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue, gross profit and operating income for the second quarter of fiscal year 2025 ended August 3, 2024 of approximately $40.5 million, $14.3 million and $1.1 million, respectively, compared to revenue, gross profit and operating loss of $35.5 million, $9.7 million and $(1.2) million, respectively, for the quarter ended July 29, 2023. The Company expects to report net loss for the quarter ended August 3, 2024 of approximately ($0.3) million, or ($0.04) per diluted share, compared to net loss of $(1.6) million, or $(0.22) per diluted share, for the quarter ended July 29, 2023. Operating income, net income and net income per diluted share for the quarter ended August 3, 2024 are expected to include the impact of inventory step-up cost of $0.1 million ($0.1 million net of tax or $ 0.01 per diluted share) and transaction costs of $0.6 million ($0.5 million net of tax or $0.06 per diluted share), both related to the MTEX acquisition, and charges related to the transition of the Company’s Chief Financial Officer of $0.4 million ($0.3 million or $0.04 million per diluted share). The foregoing figures are preliminary and unaudited and are prepared in accordance with U.S. generally accepted accounting principles.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Quarterly Report and the estimated reporting of financial results. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Quarterly Report within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

AstroNova, Inc.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 12, 2024	By:	/s/ Thomas D. DeByle
Thomas D. DeByle Chief Financial Officer